Exhibit 99.1

NEWS RELEASE
TSX.V: GGX
OTCB: GGXCF
Berlin: AOLGDN
Frankfurt: POZ
March 21, 2012
Global Green Matrix Announces Acquisition of Intercept Rentals

Global Green Matrix Corp. (“Global Green” or the “Company”) – TSX Venture: GGX; OTCBB: GGXCCF; Berlin: AOLGDN; Frankfurt: POZ - announced today that it has acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, from arm’s length third parties pursuant to a share purchase agreement, subject to TSX Venture Exchange final approval. The purchase price of $1,440,000 was satisfied by the issuance of 12 million common shares of Global Green at a deemed price of $0.12 per share.  As required by the purchase agreement, the Global Green common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, Global Green has granted to the former shareholders of Intercept Royalty, or it's nominee, a 10 per cent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

Randy Hayward, President and CEO of Global Green stated “With the acquisition of Intercept Rentals, Global Green now has ownership of an established revenue producing oilfield equipment rental company.  Global Green also has acquired exclusive rights to the use and marketing of an innovative, highly efficient water heating system used primarily for the heating of water in the fraccing process.  Another benefit to Global Green is having access to an established customer base of major oil and gas companies that will significantly enhance our ability to market our other technologies; the DryVac and PowerMaster.”

About Intercept Rentals (www.interceptrentals.com and www.energyheatingllc.com)

Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers. The latest addition to Intercept is a Frac Water Heating System which is safe to operate, safe to the well site infrastructure, and safe to the environment.  The units not only burn the fuel cleanly and completely but deliver almost all of the heat to the water being heated making our system the safest and most environmentally friendly heating unit available.  For our customers this means increased work efficiency, decreased service costs and a healthier environment.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001

About Global Green Matrix Corp. (www.globalgreenmatrix.com)

Global Green Matrix provides environmentally sound, economically feasible technologies to convert a wide variety of waste streams into useable products.  With the acquisition of a newly developed frac water heating system and Intercept Rentals, the Company will continue to market its technologies to the resource sector in both Canada and USA.

For further information about our projects and technologies visit our website at www.globalgreenmatrix.com,  email us at info@globalgreenmatrix.com or contact:

Randy Hayward, President
Global Green Matrix Corp.
Phone : 250-247-8689 or 604-687-8855

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release

This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001